FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February, 2012

Commission File Number: 001-12102

YPF Sociedad Anónima
(Exact name of registrant as specified in its charter)

Macacha Güemes 515
C1106BKK Buenos Aires, Argentina
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes	No	X

YPF Sociedad Anónima

TABLE OF CONTENTS

Item

1	English translation of letter furnished to the Buenos Aires Stock Exchange dated February 23, 2012

TRANSLATION
Autonomous City of Buenos Aires, February 23, 2012

Messrs
Buenos Aires Stock Exchange

Re.: Information request on news publications.

Dear Sirs,

Further to the request from the National Securities Commission of information regarding some news appearing on several electronic media today on certain events that took place at the Board of Directors’ meeting of YPF S.A, I would like to inform the following:

1. Just before the beginning of said meeting and without notice, the Director representing class A shares, Mr. Roberto Baratta, as well as the substitute Statutory Auditor for these shares, Mr. Gustavo Mazzoni, came to our registered office, on the 33rd floor, accompanied by the vice minister of Economy, Mr. Axel Kicillof, the Secretary of Energy, Mr. Daniel Cameron, and the Notary Public Dr. Norma Verna from the General Notary Office, as well as several other government officers; Mr. Roberto Baratta requested the participation of the other government officers at the Board of Directors’ meeting that was going to be held.

Upon consultation, the Chairman of the Board of Directors and other members had to deny such request; however, they readily offered to hold a meeting with said authorities prior to or following the Board of Directors' meeting, to which, in order to maintain the secrecy and confidentiality of the discussions and decisions of the Board of Directors, only members that have been appointed by stock holders are allowed to attend. Furthermore, in the case of YPF, the participation of the representative of the State, through the exercise of its right and obligation to attend the meeting as a Director, guarantees the statutory presence of the State in this body.

The offer to hold a separate meeting was rejected by Messrs Kicillof and Cameron, who chose to leave YPF’s registered office. In addition, the Director Mr. Baratta as well as the substitute Statutory Auditor representing the State decided not to attend the Board of Directors’ meeting and leave the building together with all the other officers and the Notary Public.

Most members of the Board of Directors of YPF witnessed these events, which were put on record by a Notary Public upon request of the Company.

The proposed Board of Directors’ meeting was held pursuant to agreed agenda and with the required quorum, with the voluntary absence of the Director representing the State’s interest, Mr Baratta and the substitute Statutory Auditor also representing the State.

2.           YPF considers that the facts detailed above reveal that the Company acted respectfully in accordance with its Bylaws and according to the legal mandate of the members of the Board.

Likewise, the Company, in its customary style, offered to hold a meeting with the rest of the government officers at any moment, even immediately prior to or following the formal Board of Directors’ meeting, and granted these officers their maximum attention at all times.

3.           YPF believes that with this explanatory note, together with the record drawn up by the Notary Public at the request of YPF and considering that many other people witnessed the facts detailed above, the Company has no more comments to make in this respect. These facts did not disrupt the calm needed to hold the meeting; nevertheless, we are sorry for the inexplicable absence of the representative of the State in the meeting to which he had been duly summoned.

4.           YPF regrets the confusing news these facts might have given rise to and absolutely denies certain incorrect statements that have been spread.

Yours faithfully,

Guillermo Reda
Market relations officer
YPF S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YPF Sociedad Anónima

Date: February 23, 2012	By:	/s/ Guillermo Reda
	Name:	Guillermo Reda
	Title:	Chief Financial Officer